EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges
Nine months ended September 30, (dollars in millions)

	2009	2008
Earnings:
Net loss attributable to common shareholders(1)	$(3,157.1)	$(2,658.9)
Loss from discontinued operation	–	2,109.4
Benefit for income taxes	(12.4)	(281.5)

Loss before provision for income taxes	(3,169.5)	(831.0)

Fixed charges:
Interest and debt expenses on indebtedness	1,984.5	2,344.5
Interest factor: one-third of rentals on real and personal properties	13.6	13.9

Total fixed charges	1,998.1	2,358.4

Total earnings before provision for income taxes and fixed charges	$(1,171.4)	$1,527.4

Ratios of earnings to fixed charges	(1)	(1)

(1)	Earnings were insufficient to cover fixed charges by $3,169.5 million and $831.0 million for the nine months ended September 30, 2009 and September 30, 2008, respectively.